UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________
FORM 11-K
_________________________________
(Mark One)

☑    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2024
or
☐    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number: 000-41093
_________________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
HOME BANCSHARES, INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Home BancShares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan
Form 11-K

Report of Independent Registered Public Accounting Firm
The Benefits Sub Committee and Participants
Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan
Conway, Arkansas
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Baker Tilly US, LLP
We have served as the Plan’s auditor since 2020.
Peachtree Corners, Georgia
June 6, 2025

Report of Independent Registered Public Accounting Firm
The Benefits Sub Committee and Participants
Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan
Conway, Arkansas
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2023 (financial statement). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2020.

Peachtree Corners, Georgia
May 31, 2024

Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments, at fair value:
Money market fund	$5,669,602	$5,202,473
Mutual funds	110,634,855	88,052,378
Home BancShares, Inc. common stock	31,704,224	32,225,053
Total investments, at fair value	148,008,681	125,479,904
Receivables:
Notes receivable from participants	2,316,245	1,930,714
Total receivables	2,316,245	1,930,714
Liabilities:
Excess contribution payable	231,975	219,039
Net assets available for benefits	$150,092,951	$127,191,579

See accompanying notes to the Financial Statements.

Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024
Additions to net assets attributed to:
Net appreciation in fair value of investments	$11,390,059
Interest and dividends	6,251,142
Total investment income	17,641,201
Interest income on notes receivable from participants	186,129
Contributions:
Employer	3,471,518
Participant	10,965,400
Rollover	772,068
Total contributions	15,208,986
Total additions	33,036,316
Deductions from net assets attributed to:
Benefit payments to participants	9,929,190
Administrative expenses and fees	205,754
Total deductions	10,134,944
Net increase	22,901,372

Net assets available for benefits – beginning of year	127,191,579
Net assets available for benefits – end of year	$150,092,951

See accompanying notes to the Financial Statements.

Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2024
1.    Description of the Plan
The following description of the Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution employee stock ownership plan which covers substantially all employees of Home BancShares, Inc. (the “Company”, “Plan Sponsor”, or “Employer”) and its subsidiary, who have attained age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Each year participants may contribute a portion of their annual compensation, as defined by the Plan and subject to Internal Revenue Service (the “IRS”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“rollovers”). Participants are eligible to receive discretionary matching contributions upon meeting eligibility requirements to participate in the Plan. During the year ended December 31, 2024, participants received a match of 50% of the first 6% of their deferrals, in the amount of $3,471,518. Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.
The Employer may also make a discretionary contribution on a pro rata basis for all eligible participants. The Employer did not make a discretionary contribution for 2024. Participants are eligible to share in the allocation of employer contributions, if during the year the participant has been credited with at least 1,000 hours of service and is employed on the last day of the year, (unless termination of employment was a result of retirement, disability, or death).
Participants direct their contributions and employer contributions into various investment options offered by the Plan. One of the investment options is the Employer’s common stock.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings and losses, and charged with any benefit payments and administrative expenses, for which they are directly responsible. Plan earnings and losses are allocated based on participant account balances, as defined by the Plan. A participant is entitled to the benefit that can be provided from the individual participant’s vested account.
Payment of Benefits
Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $7,000 is distributed to the participant or his or her beneficiary, as applicable, in a lump sum of cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000, the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but not more than $7,000, the vested value of the participant’s account may be rolled into an individual retirement account on behalf of the participant or distributed to the participant or his or her beneficiary, as applicable, in cash. Additionally, a participant may request certain in-service withdrawals, including hardship withdrawals, of all or a portion of his or her vested account balance at any time, subject to certain restrictions and limitations, as defined by the Plan document.
Notes Receivable from Participants
Participants may borrow, from their fund accounts, a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have no more than two loans outstanding at a time. The notes receivable from participants are secured by the balance in the participant’s account and bear a reasonable rate of interest as defined by the Plan. Interest rates on all outstanding loans range from 5.00% to 10.50%. Principal and interest payments occur ratably through regular payroll deductions over a period not to exceed five years, unless the notes receivable were used to purchase a primary residence in which case the note receivable terms may exceed five years.

Vesting
Participants are always fully vested in their contributions plus actual earnings thereon. Employer contributions become fully vested after a participant has completed his or her fifth year of service based on a graduated vesting schedule as follows:

Employer Contributions
Years of Service	Vested Percentage
Less than 1	0%
2	25%
3	50%
4	75%
5	100%
Administrative Expenses
Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Employer at the Employer’s discretion. Administrative expenses paid by the Plan may be allocated to participants on a Pro Rata or Per Capita basis, at the Plan Administrator’s discretion.
Forfeitures
Forfeitures of matching contributions are available to be reallocated as an offset to future discretionary matching contributions. Forfeitures of profit-sharing contributions are available to be reallocated as additional profit-sharing contributions. Unallocated forfeitures were $0 and $2,355 at December 31, 2024 and 2023, respectively. During 2024, forfeitures of approximately $296,000 were used to offset employer contributions.
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants would become fully vested in the Employer’s matching portion of their account. Employee contributions and their related earnings are always 100% vested.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Payment of Benefits
Benefit payments are recorded when paid.
Valuation of Investments and Income (Loss) Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Excess Contribution Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding increase in distributions. The Plan distributed the 2024 excess contributions to the applicable participants prior to March 15th of the subsequent year.
Use of Estimates
In preparing financial statements in conformity with GAAP, management of the Plan is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3.    Fair Value Measurements
FASB ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level  1    Quoted prices in active markets for identical assets or liabilities
Level  2    Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level  3    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following describes the valuation methodologies used for assets measured at fair value:
•Mutual Funds and Money Market Fund: Valued at the daily closing price as reported by the fund. Mutual funds and money market fund held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds and money market fund held by the Plan are deemed to be actively traded.
•Home BancShares, Inc. common stock: Valued at the closing price reported on the New York Stock Exchange (NYSE).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023, respectively:
Investment Assets at Fair Value

	December 31, 2024
	Level 1	Level 2	Level 3	Total Assets
Mutual funds	$110,634,855	—	—	$110,634,855
Money market fund	5,669,602	—	—	5,669,602
Home BancShares, Inc. common stock	31,704,224	—	—	31,704,224
Total investments at fair value	$148,008,681	$—	$—	$148,008,681

	December 31, 2023
	Level 1	Level 2	Level 3	Total Assets
Mutual funds	$88,052,378	—	—	$88,052,378
Money market fund	5,202,473	—	—	5,202,473
Home BancShares, Inc. common stock	32,225,053	—	—	32,225,053
Total investments at fair value	$125,479,904	$—	$—	$125,479,904
4. Income Tax Status
The individualized plan, adopted by the Employer, obtained its latest favorable determination letter on January 14, 2020, in which the IRS has stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since the applicable date of the favorable determination letter. Nevertheless, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.
5.    Risks and Uncertainties
The Plan primarily invests in various investment securities which are exposed to various risks, such as market and credit risk. Due to the level of risk associated with such investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risk in the near term could materially affect the participants’ account balances and the amount reported in the statements of net assets available for benefits.
6.    Related-Party and Party-in-Interest Transactions
Centennial Bank’s Trust Department, the trustee of the Plan, is an affiliate of the Plan Sponsor. All transactions in Home BancShares, Inc. common stock qualify as party-in-interest transactions because the Company is the plan sponsor. Notes receivable from participants are also defined by ERISA as party-in-interest transactions. For the years ended December 31, 2024 and 2023, dividends of $890,922 and $931,411, respectively, were received by the Plan from the Company. The Plan held 1,120,278 and 1,267,146 shares valued at $31,704,224 and $32,225,053 December 31, 2024 and 2023, respectively.
7.    Reconciliation of Financial Statements to Schedule H of Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per financial statements	$150,092,951	$127,191,579
Excess contribution payable	231,975	219,039
Net assets available for benefits per the Form 5500	$150,324,926	$127,410,618

The following is a reconciliation of net increase per the financial statements for the year ended December 31, 2024 to Form 5500:

December 31, 2024
Net increase per financial statements	$22,901,372
Excess contribution payable at December 31, 2024	231,975
Excess contribution payable at December 31, 2023	(219,039)
Net increase per Form 5500	$22,914,308
8.    Concentrations
The Plan invests in various investment securities. Home BancShares, Inc. common stock represented approximately 21.4% and 25.7% of the total investments at December 31, 2024 and 2023, respectively.

9. Subsequent Events
The Plan has evaluated, for consideration of recognition or disclosure, subsequent events, and has determined that no significant events have occurred after December 31, 2024, but prior to issuance of these financial statements.

Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan
EIN: 71-0682831 – Plan #: 002
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2024

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest collateral, par or maturity value	Cost	Current Value
	Money market fund
	Vanguard	Vanguard Federal Money Market	**	$5,669,602
	Mutual funds
	Baird	Baird Core Plus Bond	**	1,347,426
	Baird	Baird Short Term Bond	**	1,299,194
	BlackRock	BlackRock 20/80 Target Allocation	**	742,448
	BlackRock	BlackRock 40/60 Target Allocation	**	5,449,602
	BlackRock	BlackRock 60/40 Target Allocation	**	2,436,629
	BlackRock	BlackRock 80/20 Target Allocation	**	3,517,411
	Dodge & Cox	Dodge & Cox International Fund	**	609,112
	JP Morgan	JP Morgan Emerging Markets	**	911,702
	MFS	MFS Growth Fund	**	6,218,971
	MFS	MFS Value Fund	**	3,057,430
	PIMCO	PIMCO All Asset Institutional	**	522,783
	T. Rowe Price	T. Rowe Price Retirement Blend 2010	**	145,025
	T. Rowe Price	T. Rowe Price Retirement Blend 2015	**	653,039
	T. Rowe Price	T. Rowe Price Retirement Blend 2020	**	2,857,938
	T. Rowe Price	T. Rowe Price Retirement Blend 2025	**	7,312,093
	T. Rowe Price	T. Rowe Price Retirement Blend 2030	**	7,516,874
	T. Rowe Price	T. Rowe Price Retirement Blend 2035	**	8,076,664
	T. Rowe Price	T. Rowe Price Retirement Blend 2040	**	6,747,551
	T. Rowe Price	T. Rowe Price Retirement Blend 2045	**	7,995,611
	T. Rowe Price	T. Rowe Price Retirement Blend 2050	**	5,727,034
	T. Rowe Price	T. Rowe Price Retirement Blend 2055	**	5,333,519
	T. Rowe Price	T. Rowe Price Retirement Blend 2060	**	2,003,433
	T. Rowe Price	T. Rowe Price Retirement Blend 2065	**	168,947
	T. Rowe Price	T. Rowe Price Small Cap	**	2,806,831
	Vanguard	Vanguard S&P 500 Index Fund	**	10,007,705
	Vanguard	Vanguard Dividend Growth	**	3,921,159
	Vanguard	Vanguard Inflation Protected	**	481,827
	Vanguard	Vanguard International Growth	**	932,602
	Vanguard	Vanguard Mid Cap Index Fund	**	3,475,125
	Vanguard	Vanguard Small Cap Index Fund	**	2,511,850
	Vanguard	Vanguard Strategic Equity Inv.	**	3,858,690
	Vanguard	Vanguard Total Bond Market	**	856,565
	Vanguard	Vanguard Total International Stock Fund	**	1,132,065
	Total mutual funds			110,634,855
	Employer stock
*	Home BancShares, Inc.	Home BancShares, Inc. common stock	**	31,704,224
	Participant loan fund
*	Participant loan fund	Interest rates 5.00 – 10.50%; maturity dates through 2048	--	2,316,245
	Total assets			$150,324,926

*    Indicates party-in-interest to the Plan
**    Cost is not applicable for participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan

	By:	/s/ Brian S. Davis
Date: June 6, 2025		Brian S. Davis
Chief Financial Officer and Treasurer of Home BancShares, Inc.